                                   Rule 424(b)(3)

                 Registration Nos. 33-34112, 33-44519 and 33-58929

REOFFER PROSPECTUS

                                   MAGNETEK, INC.
                                    COMMON STOCK
                                  ($.01 PAR VALUE)
                                  2,349,343 SHARES

          This Prospectus relates to 2,349,343 shares of Common Stock, par value $.01 per share (the "Common Stock"), of MagneTek, Inc. ("MagneTek" or the "Company"), including 2,349,343 Preferred Stock Purchase Rights, one of which attaches to each share of Common Stock issued during the term of, and pursuant to, the Rights Agreement dated as of March 4, 1997 by and between MagneTek, Inc. and the Bank of New York, as Rights Agent, which have previously been issued or may in the future be issued pursuant to awards granted to date under the Company's 1987 Stock Option Plan and Amended and Restated 1989 Incentive Stock Compensation Plan (the "Plans") to, and which may be offered for resale from time to time by, certain employees of the Company and its subsidiaries named in "Selling Stockholders" and Annex I hereto (the "Selling Stockholders").

          The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby (hereinafter, the "Securities"). The Company will pay all of the expenses associated with this Prospectus. The Selling Stockholders will pay the other costs, if any, associated with any sale of the Securities.

          SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

          The Common Stock is listed on the New York Stock Exchange (Symbol:
MAG).

                          ________________________________

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                    EXCHANGE COMMISSION OR ANY STATE SECURITIES
                        COMMISSION PASSED UPON THE ACCURACY
                        OR ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY IS
                                 A CRIMINAL OFFENSE
                       _______________________________

                  The date of this Prospectus is June 12, 1998.

                               AVAILABLE INFORMATION

          The Company has filed separate Registration Statements on Form S-8 relating to each Plan (collectively, the "Registration Statements") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statements, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and at 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Electronic filings made through the Commission's Electronic Data Gathering, Analysis, and Retrieval System are also publicly available through the Commission's World Wide Web site at http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange, and the reports, proxy and information statements and other information filed by the Company with the New York Stock Exchange can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents heretofore filed by the Company with the Commission are by this reference incorporated in and made a part of this
Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

          (2) The Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997; and

          (3) The description of the Common Stock contained in the Company's Registration Statements on Form 8-A filed April 21, 1989 and March 14, 1997, together with any amendment or report filed with the Commission for the purpose of updating such description.

          All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold, shall be deemed to be incorporated by reference into this Prospectus.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
 Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to MagneTek, Inc., Attention: General Counsel, 26 Century Boulevard, Nashville, Tennessee, 37214, telephone number (615) 316-5100.

                                    THE COMPANY

          MagneTek, which was organized in 1984, manufactures and markets a diverse group of electrical equipment products. The Company's principal executive offices are located at 26 Century Boulevard, Nashville, Tennessee, 37214, and its telephone number is (615) 316-5100. Additional information regarding the Company is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (which is incorporated herein by reference).

                                    RISK FACTORS

          Prospective investors should consider carefully, in addition to the other information contained in and incorporated into this Prospectus, the following information before purchasing the Securities offered hereby:

LEVERAGE

          As of December 31, 1997, the Company had long-term debt, including current portion, of approximately $211.3 million. This leverage increases the Company's sensitivity to fluctuations in operating income and interest rates.

                                SELLING STOCKHOLDERS

          The table attached as Annex I hereto sets forth, as of February 28, 1998 or a subsequent date if amended or supplemented, (a) the name of each Selling Stockholder and his or her relationship to the Company during the last three years; (b) the number of shares of Common Stock each Selling Stockholder beneficially owned prior to this offering (assuming that all options to acquire shares are exercisable within 60 days, whether or not such options are in fact so exercisable), (c) the number of Securities which may be offered pursuant to this Prospectus by each Selling Stockholder; and (d) the amount and the percentage of the Company's Common Stock that would be owned by each Selling Stockholder after completion of this offering. The information contained in Annex I may be amended or supplemented from time to time.

                                  USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Securities offered hereby.

                                PLAN OF DISTRIBUTION

          Sales of the Securities offered hereby may be made on the New York Stock Exchange or the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. The Company will not receive any part of the proceeds of the sales made hereunder. All expenses associated with this Prospectus are being borne by the Company, but all selling and other expenses incurred by a Selling Stockholder will be borne by such stockholder.

          The Securities may be sold in (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate.
Certain Selling Stockholders also may, from time to time, authorize underwriters acting as their agents to offer and sell Securities upon such terms and conditions as shall be set forth in any prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to sale. Such underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any discounts and commissions received by them and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

          There is no assurance that any of the Selling Stockholders will offer for sale or sell any or all of the Securities covered by this Prospectus.

                      INTERESTS OF NAMED EXPERTS AND COUNSEL.

          The validity of the Common Stock has been passed upon for the Company by Samuel A. Miley, its Vice President, General Counsel and Secretary. Mr. Miley owns 13,097 shares of Common Stock and options to purchase 72,703 shares of Common Stock, excluding shares of Common Stock, if any, held by the MagneTek FlexCare Plus Retirement Savings Plan or the MagneTek Deferral Investment Plan.

                                        ANNEX I

                                                              Shares of Common                  Shares to be Beneficially
                                                              Stock Beneficially                 Owned upon Completion of
                                                                 Owned as of       Shares             Offering(2)(4)
 Selling                    Relationship to Company                 May 1,         Offered      -------------------------
 Stockholder(1)             During Last Three Years                1998(2)        Hereby(3)       Number         Percent
---------------------  ---------------------------------      -----------------   --------        ------         -------
 Antonio Canova        Executive Vice President since            158,311           158,311             --           *
                       10/93
 John P. Colling, Jr.  Vice President since 7/90;                 98,175            85,565         12,610           *
                       Treasurer since 6/89
 Daryl D. David        Senior Vice President, Human              164,167           126,397         37,770           *
                       Resources and Administration
                       since 7/96
 Brian R. Dundon       Executive Vice President since            389,400           259,275        130,125           *
                       11/86
 Nancy M. Falls        Vice President, Investor                   33,000            18,000         15,000           *
                       Relations since 7/97
 Andrew G. Galef       Chairman of the Board of                1,308,641           265,000      1,043,641         3.3%
                       Directors since 7/84; Chief
                       Executive Officer from 9/93 to
                       6/96
 Gerard P. Gorman      Executive Vice President since            152,000           115,000         37,000           *
                       11/96
 Dennis L. Hatfield    Assistant Vice President,                  22,000            22,000             --           *
                       Facilities and Environmental
                       Affairs since 8/92
 Ronald N. Hoge        President and Chief Executive             636,100           430,000        206,100           *
                       Officer since 6/96; Director
                       since 7/96
 Thomas R. Kmak        Vice President since 10/93;                67,050            56,263         10,787           *
                       Controller since 11/94
 Alexander Levran      Senior Vice President,                    168,750           168,000            750           *
                       Technology since 1/95; Vice
                       President, Technology from 7/93 to
                       1/95
 Samuel A. Miley       Vice President, General Counsel            85,800            72,703         13,097           *
                       and Secretary since 2/90
 Robert W. Murray      Vice President, Communications             65,445            64,000          1,445           *
                       and Investor Relations from 4/87
                       to 7/97.
 David P. Reiland      Senior Vice President since 7/93;         291,375           219,445         71,930           *
                       Chief Financial Officer since
                       7/88; Executive Vice President
                       from 7/93 to 7/96
 James E. Schuster     Senior Vice President,                    160,000           125,000         35,000           *
                       Operations since 7/96
 John E. Steiner       Executive Vice President since            164,384           164,384             --           *
                       11/95; Senior Vice President,
                       Strategic Planning and Business
                       Development from 1/95 to 11/95

__________________________

The footnotes appear on the following page.



                                   Annex I - Page 1

*    Less than one percent.

(1) Does not include holders of less than 1,000 shares of Common Stock who may use this Prospectus to reoffer and resell up to 1,000 shares of Common Stock.

(2) Assumes that all options to acquire shares are exercisable within 60 days, whether or not such options are in fact so exerciable. Includes, for certain Selling Stockholders, shares held by spouses or children, as to which such Selling Stockholders disclaim beneficial ownership, and shares held by limited partnerships or trusts, as to which such Selling Shareholders disclaim beneficial ownership. Excludes shares of Common Stock, if any, held by the MagneTek FlexCare Plus Retirement Savings Plan or the MagneTek Deferral Investment Plan.

(3) Assumes that all options to acquire shares are exercisable immediately and that all restrictions upon restricted stock awards have lapsed.

(4) Assumes that all outstanding options are exercised and all shares offered hereby are sold, that no additional shares will be acquired and that no shares other than those offered hereby will be sold.




                                   Annex I - Page 2